July 29, 2008

Via EDGAR and U.S. Mail

Mr. Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Ameriwest Energy Corp.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed April 15, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 15, 2008
File No. 000-52034

Dear Mr. Hiller:

On behalf of Ameriwest Energy Corp. (the "Company"), we are providing this letter in response to the Securities and Exchange Commission’s July 28, 2008 letter (the “Comment Letter”), relating to the Commission’s examination of the Company’s Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the fiscal quarter ended March 31, 2008. As per our telephone conversation, we are requesting an extension to file a response to the Comment Letter until August 25, 2008. The Company’s controller is currently on vacation and will return around August 10, 2008, and upon her return, will be very busy working on completing and filing the Company’s Form 10-Q for the fiscal quarter ended June 30, 2008.

Should you have any questions, please contact me directly.

Very truly yours,

/s/ Mark C Lee

Mark C Lee

cc: Walter Merschat